UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 13, 2022

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	0-16633	43-1450818
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12555 Manchester Road, Des Peres, Missouri	63131
(Address of Principal Executive Offices)	(Zip Code)

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 13, 2022, the Managing Partner of The Jones Financial Companies, L.L.L.P. (the "Partnership"), Penny Pennington, announced the appointment of the following general partners to the Partnership's Enterprise Leadership Team, with the titles below, unless otherwise described, to be effective September 13, 2022:

- David Chubak;
- David Gunn;
- Lena Haas;
- Hasan Malik; and
- Suzan McDaniel.

Mr. Chubak, age 41, Head of U.S. Business Unit of Edward D. Jones & Co., L.P. ("Edward Jones"), joined Edward Jones in March 2022. Prior to joining Edward Jones and beginning in April 2013, Mr. Chubak worked for Citigroup ("Citi"), most recently as CEO of Citi's Retail Services business. Prior to that, he was CEO of Citi's Retail Bank and previously Citi's global head of productivity. Mr. Chubak began his career at McKinsey & Company, where he was a partner in the New York office and leader in the Global Banking and Real Estate practices.

Mr. Gunn, age 49, President of Edward Jones (an Ontario limited partnership), the Partnership's Canadian broker-dealer subsidiary, has served in this role since June 2018. Mr. Gunn began his Edward Jones career in 2000 as a financial advisor in Calgary, Alberta. In 2008, he was named an Edward Jones principal. From 2013 to 2015, Mr. Gunn served as a Branch and Region Development leader for Edward Jones. Beginning in December 2015, he led Financial Advisor Talent Acquisition.

Ms. Haas, age 47, Head of Wealth Management Advice and Solutions of Edward Jones (formerly Client Strategies Group of Edward Jones), has served in this role since January 2022. Ms. Haas also is a Trustee of the Bridge Builder Trust and the Edward Jones Money Market Fund. She joined Edward Jones in November 2017 to lead the Banking and Trust areas of the Client Strategies group. Ms. Haas was named an Edward Jones principal in January 2018. Prior to joining Edward Jones, she was a senior vice president with E*TRADE Financial, where she led the wealth management business and served as president of E*TRADE Capital Management. Before joining E*TRADE, Ms. Haas held a variety of leadership roles at Bank of America Merrill Lynch and Fidelity Investments.

Mr. Malik, age 48, Chief Strategy Officer of Edward Jones, joined Edward Jones in June 2022. Prior to joining Edward Jones, Mr. Malik was head of strategy for four years and head of GS Accelerate for one year at Goldman Sachs. Before joining Goldman Sachs, he held various executive roles with VISA and McKinsey & Company.

Ms. McDaniel, age 51, Chief Human Resources Officer of Edward Jones, has led Human Resources for Edward Jones since July 2021. She joined Edward Jones as principal in March 2020 to lead the Talent area of Human Resources. Prior to joining Edward Jones and beginning in May 2011, Ms. McDaniel was a vice president in Human Resources and Transformation for BHP based in Melbourne, Australia. Before joining BHP, she held a variety of global leadership roles at Hewlett-Packard and Bristol Myers Squibb.

None of Messrs. Chubak, Gunn or Malik or Mses. Haas and McDaniel has any family relationship to any executive officer of the Partnership.

Ms. Pennington also announced that effective September 13, 2022, Kevin Bastien will no longer serve on the Partnership's Enterprise Leadership Team but will co-lead Firm Strategy with Mr. Malik until Mr. Bastien's retirement on December 31, 2022.

Kristin Johnson, a member of the Enterprise Leadership Team, will continue to serve as Chief Transformation Officer of Edward Jones.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	THE JONES FINANCIAL COMPANIES, L.L.L.P.
Date: September 14, 2022	By: /s/ Andrew T. Miedler
	Name: Andrew T. Miedler
	Title: Chief Financial Officer